Exhibit 99.2

Ayr Wellness Closes Acquisitions of PA Natural Medicine, LLC;
Provides Update on Warrant Acceleration

Adds Three Dispensaries to Ayr’s PA Footprint

MIAMI, October 4, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), today announced it has closed, through a wholly owned subsidiary, on the purchase of 100% of the membership interests of PA Natural Medicine, LLC (“PA Natural”) an operator of three licensed retail dispensaries, deepening Ayr’s presence in the rapidly growing medical market in the Commonwealth of Pennsylvania.

The acquisition of PA Natural adds key dispensary locations in central PA, including the college towns of Bloomsburg and State College, as well as Selinsgrove. In keeping with the Company’s retail strategy, the stores will be rebranded to “Ayr” from the existing “Nature’s Medicine” banner by year-end.

“We are excited to expand our retail presence in Pennsylvania, where we’ve generated great momentum since entering the market earlier this year, in terms of the excellent reception we’ve received for both our dispensaries and our Ayr-grown premium flower. With six stores now open and two additional dispensary openings anticipated by year-end, and one of the largest cultivation and production footprints in the state, we expect Pennsylvania to be a major contributor to our growth in 2022 and beyond,” said Jonathan Sandelman, Ayr Wellness Founder, Chairman and CEO.

The terms of the transaction include upfront consideration of $80 million, made up of $20 million in stock, $25 million in seller notes and $35 million in cash. An earn-out based on 2021 Adjusted EBITDA, is payable in Q1 2022.

Update on accelerated warrant exercise and expiry: The Company’s trustee, Odyssey Trust, is making final determinations in connection with the warrant exercises ahead of the accelerated expiry effective September 30, 2021. The Company estimates over 90% of the expiring warrant holders chose to exercise for cash. As a result, Ayr expects approximately US$50 million in cash to be added to its balance sheet. A final update will be provided by the Company in the near future.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Adjusted EBITDA

“Adjusted EBITDA” is a non-GAAP measure that has no standardized meaning and may not be similar to how other companies use the term. It represents income (loss) from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including stock-based compensation expense, depreciation and amortization, and further adjusted to remove acquisition related costs.

A reconciliation of how Ayr calculates Adjusted EBITDA is provided in our MD&A for the three months ended June 30, 2021.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com